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August 12, 2016

Valerie J. Lithotomos, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4041

Re:	N-14 Reorganization of the AR Capital BDC Income Fund into the Shelton BDC Income Fund and the Reorganization of the AR Capital Global Real Estate Income Fund and the AR Capital Real Estate Income Fund into the Shelton Real Estate Income Fund Registration #333-212689

Dear Ms. Lithotomos:

On July 27, 2016, SCM Trust (the “Registrant”) filed Form N-14 on behalf of the Registrant with the Securities and Exchange Commission (the “Commission”).  On August 5th and 9th Mr. Jacob Sandoval provided oral comments on behalf of the Commission’s accounting staff (the “Staff”) during a telephone call.   On behalf of the Registrant, set forth below are each of the Accountant Staff’s comments in italics, and the Registrant’s response to each comment follows.   We would appreciate receiving any additional comments from the Staff as quickly as possible.

Staff Accountant’s Comments:

Accountant’s Comment 1:   Registration file number appears to be incorrect.

Response:    The correct Registration file number will be used going forward.

Accountant’s Comment 2:   State whether or not there will be significant repositioning of the portfolio or if there will be a significant sale of securities as a result of the reorganization.

Response:  A significant repositioning of the portfolios or a significant sale of securities as a result of the reorganization is not anticipated.

Accountant’s Comment 3:   Provide a NAST analysis as an exhibit to the correspondence response.

Response:  NAST analysis is attached as Exhibit A.

Accountant’s Comment 4:   Clearly disclose which entity is the accounting survivor of the merger.

Response:  The accounting survivors as a result of the merger are the AR Capital Real Estate Income Fund and the AR Capital BDC Income Fund.

Accountant’s Comment 5:   Add a table of combined fund expenses reflecting the resulting expenses when both the AR Capital Real Estate Income Fund and the AR Capital Global Real Estate Income Fund reorganizations are approved and consolidated into the Shelton Real Estate Income Fund.

Response:  Requested table has been added.

Accountant’s Comment 6:   Review Proposal No. 2 numbers for accuracy.

Response:  Numbers have been reviewed and revised.  Refer to the attached marked pdf.

Accountant’s Comment 7:   Review Expense Tables for accuracy.

Response:  Expense tables have been reviewed and revised.  Refer to the attached marked pdf.

Accountant’s Comment 8:   Simplify tables by consolidating Classes A and C into one column.

Response:  Tables have been modified as requested in the attached marked pdf.

Accountant’s Comment 9:   Provide pro forma’s for the reorganization.  Refer to Reg. S-X 11-02.

Response:  Pro Forma’s have been incorporated into the SAI portion of the filing.   They appear at the end of the SAI in the attached marked pdf.

TANDY STATEMENT
The Company respectfully advises the Staff that the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

We hope that the foregoing has been responsive to your comments.  If you have any questions or concerns about the responses set forth above, please call the undersigned at 415-625-4911.

Sincerely,

Exhibit A

NAST No-Action Letter

In NAST, the North American Security Trust sought assurance from the Staff that the SEC would not take any enforcement action against it if utilized, for periods prior to the establishment of its Moderate Asset Allocation Trust (the "new portfolio"), the performance of a predecessor portfolio that, along with another portfolio whose performance information was not to be utilized, was reorganized with and into the new portfolio. In granting the no action relief, the Staff indicated that it would not recommend enforcement against North America Security Trust under Rule 482 under the Securities Act of 1933 (the "1933 Act") or Rule 34b-1 under the Investment Company Act of 1940 (the "1940 Act") if the new portfolio advertised the performance data of the predecessor fund as described in the request.

In making that determination, the Staff considered the following factors as to the funds: (1) their investment advisers; (2)  their investment objectives, policies, and restrictions; (3) their expense structures and expense ratios; (4) asset size; and (5) their portfolio compositions. The Staff further noted that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund. Importantly, the Staff did not identify any one factor as having more significance than another.

Analysis

Applying the factors that the Staff identified in NAST to the Reorganization, the Trust believes that the factors identified by the Staff generally weigh in favor of determining AR Capital Real Estate Fund and the AR Capital BDC Income Fund being treated as the accounting survivor for financial statement purposes.

1.	Investment Adviser

The N-14 will reorganize the funds into a series of the SCM Trust.  In the case of the AR Capital Global Real Estate Fund and the AR Global Real Estate Fund, it is expected that the portfolio management team will employed by Shelton Capital Management and continue in their duties as the day-today management team for the fund. In the case of the AR Capital BDC Income Fund, it is expected that day to day responsibilities of the management of the funds will be completed by a new team currently employed by Shelton Capital Management.

2.	Investment Objectives, Policies, and Restrictions

In the case of the Acquiring Funds, the Investment Objectives, Policies and Restrictions were substantially copied from the Acquiring funds, with the expectation that they remain largely identical to the Acquired Funds.  In the case of the Global Fund, it is expected that the investors will have a heavier concentration in US listed products.

Following the Reorganization, it is anticipated that the Funds will be managed in the same manner as it is currently managed, with the only exception being that the AR Global Real Estate Income Fund will be merged into the Domestic Fund, so it will be more concentrated in US listed products.

3.	Portfolio Expense Structure and Expense Ratios

The Acquiring Funds’ expense structures, including expense limitations, are identical to the Acquired Funds.

4.	Asset Size

The Assets in the Acquired Funds is currently $17.4 million for the AR Capital BDC Income Fund; $17.5 million for the AR Capital Real Estate Income Fund and $$3 million for the AR Capital Global Real Estate Income Fund.  There are no assets in the Acquiring Funds.

5.	Portfolio Composition

It is anticipated that the portfolio holdings will be brought over from the Acquired Funds and that post-reorganization, the Acquiring Funds will maintain the majority of the original holdings, with no plans for substantial changes.

Conclusion

In light of the foregoing, the Trust notes that the surviving funds are similar to the predecessor funds, the skills and makeup of the portfolio management team being similar, investment objectives, policies and restrictions, expenses structures and ratios being substantially the same. That the US Focus of the Real Estate strategies being more similar to the AR Capital Real Estate Income Fund, which additionally represents approximately 80% of the current assets of the proposed combined fund, the nature of the Acquiring Funds as shells, specifically designed to continue operations of the AR Capital Real Estate Fund and the AR Capital BDC Income Fund, as outlined in the plan of reorganization, inside of the SCM Trust and that they are substantially identical and therefore, it determined that it is appropriate that the AR Capital Real Estate Fund and the AR Capital BDC Income Fund were determined to be the accounting survivor.